TERM SHEET (Related to product supplement no. REN-4b dated July 25, 2007, and the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)	Filed Pursuant to Rule 433 Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Buffered Return Enhanced Notes Linked to the Nikkei 225® Index due August 10, 2009

(the “Notes”)

General

•

The Notes are designed for investors who seek a return of three times the appreciation of the Nikkei 225 Index up to a maximum total return on the Notes at maturity (which maximum will be capped at not less than 141.10% of their initial investment). Investors are protected against up to a 10% decline of the Index but will lose some or all of their principal if the Index declines by more than 10%. Investors should be willing to forgo interest payments and, if the Index declines be willing to lose some or all of their principal.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”), maturing August 10, 2009.

•	The Notes will be issued in denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about July 27, 2007† and are expected to settle on or about August 1, 2007.

Key Terms

Index:	The Nikkei 225 Index (the “Index”)

Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount per Note equal to the Index Return multiplied by three, subject to a Maximum Total Return on the Notes. The Maximum Total Return on the Notes will be set on the Pricing Date and will not be less than 41.10%. For example, if the Index Return is 13.70% or more, you will receive the Maximum Total Return on the Note (assuming an 41.10% maximum). A Maximum Total Return of 41.10% would entitle you to receive a payment of $1,411 for every $1,000 principal amount per Note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount per Note will be calculated as follows, subject to the Maximum Total Return: $1,000 + [$1,000 x (Index Return x 3)]

Your principal investment is protected against a decline in the Index Return up to 10%. If the Ending Index Level is equal to the Initial Index Level or declines from the Initial Index Level by 10% or less, you will receive the principal amount of your Notes at maturity. If the Ending Index Level declines from the Initial Index Level by more than 10%, for every 1% decline of the Index from the Initial Index Level beyond 10% you will lose an amount equal to 1% of the principal amount of your Notes multiplied by 1.1111, and your final payment per $1,000 principal amount per Note will be calculated as follows: $1,000 + ($1,000 x (Index Return + 10%) x 1.1111)

You will lose some or all of your investment at maturity at an accelerated rate of 1.1111 times losses in excess of the 10% buffer if the Ending Index Level declines from the Initial Index Level by more than 10%.

Buffer:	10%

Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

(	Ending Index Level - Initial Index Level Initial Index Level	)

Initial Index Level:	The Index closing level on the Pricing Date.

Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.

Pricing Date†:	Expected to be on or about July 27, 2007.

Averaging Dates††:	Each business day from and including July 30, 2009 to and including August 5, 2009

Maturity Date:	August 10, 2009

CUSIP:	59018YH46

†	The pricing of the Notes is subject to our tax counsel delivering to us their opinion as described under “Tax Treatment.”
††	Subject to postponement in the event of a Market Disruption Event and as described under “Description of the Notes – Payment at Maturity” in the accompanying product supplement no. REN-4b.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. REN-4b, pages S-3 to S-4 of the MTN prospectus supplement and “ Selected Risk Factors” beginning on page TS-4 of this term sheet.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each prospectus supplement, product supplement no. REN-4b and this term sheet if you so request by calling toll-free 1-866-500-5408.

	Per Note	Total
Public offering price (1)	$	$
Underwriting discount (2)	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$
(1)	The price to the public for any single purchase by an investor in certain trust or other fee based accounts is $ per $1,000 principal amount Note. We refer to these Notes as discounted Notes in this term sheet. The price to the public for all other purchases of Notes is $1,000 per $1,000 principal amount Note.
(2)	For information with respect to compensation payable to JPMorgan and its affiliates in connection with the sale of the Notes, see “Supplemental Plan of Distribution” in this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement no. REN-4b, MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan*

The date of this term sheet is July 25, 2007.

*The Notes will be distributed to clients of JPMorgan through the efforts of J.P. Morgan Securities Inc. and its affiliates.

Nikkei 225® is a service mark of Nikkei, Inc. and is licensed for use by Merrill Lynch & Co., Inc.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. REN-4b and pages S-3 to S-4 of the accompanying MTN prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. REN-4b dated July 25, 2007:
http://www.sec.gov/Archives/edgar/data/65100/000119312507160884/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Hypothetical Total Return Calculations

The following table and graph illustrate the hypothetical total return at maturity on the Notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing (a) the payment at maturity (per $1,000 principal amount Note) either in excess of or less than $1,000 to (b) $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 17963.64 and a Maximum Total Return on the Notes of 41.10%. The Initial Index Level and the Maximum Total Return used for purposes of these examples, and the hypothetical total returns set forth below, are for illustrative purposes only and are not intended to represent the actual Initial Index Level and Maximum Total Return (each of which will be determined on the Pricing Date) or the actual total return that will be received by purchasers of the Notes. The Index closing level as of the close of business on July 23, 2007 was 17963.64. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on the Notes
32334.55	80.00%	41.10%
30538.19	70.00%	41.10%
28741.82	60.00%	41.10%
26945.46	50.00%	41.10%
25149.10	40.00%	41.10%
23352.73	30.00%	41.10%
21556.37	20.00%	41.10%
20424.66	13.70%	41.10%
19760.00	10.00%	30.00%
18861.82	5.00%	15.00%
18143.28	1.00%	3.00%
17963.64	0.00%	0.00%
17065.46	-5.00%	0.00%
16167.28	-10.00%	0.00%
15269.09	-15.00%	-5.56%
14370.91	-20.00%	-11.11%
12574.55	-30.00%	-22.22%
10778.18	-40.00%	-33.33%
8981.82	-50.00%	-44.44%
7185.46	-60.00%	-55.56%
5389.09	-70.00%	-66.67%
3592.73	-80.00%	-77.78%
1796.36	-90.00%	-88.89%
0.00	-100.00%	-100.00%

Examples

The following examples illustrate how the total returns set forth in the table above are calculated, assuming a hypothetical Maximum Total Return of 41.10%.

Example 1—The level of the Index increases from an Initial Index Level of 17963.64 to an Ending Index Level of 21556.37. Because the Index Return of 20% multiplied by three exceeds the hypothetical Maximum Total Return of 41.10%, the investor receives a payment at maturity of $1,411 per $1,000 principal amount Note, the maximum payment on the Notes.

(Payment at maturity cannot
exceed the hypothetical
$1,000 + [$1,000 x (20% x 3)] = $1,600 = $1,411	Maximum Total Return)

Example 2—The level of the Index increases from an Initial Index Level of 17963.64 to an Ending Index Level of 18861.82. Because the Ending Index Level of 18861.82 is greater than the Initial Index Level of 17963.64 and the Index Return of 5% multiplied by three does not exceed the hypothetical Maximum Total Return of 41.10%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5% x 3)] = $1,150

Example 3—The level of the Index decreases from an Initial Index Level of 17963.64 to an Ending Index Level of 16167.28. Because the Ending Index Level of 16167.28 is less than the Initial Index Level by not more than 10% the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 4—The level of the Index decreases from an Initial Index Level of 17963.64 to an Ending Index Level of 12574.55. Because the Ending Index Level is less than the Initial Index Level by more than 10%, the Index Return is negative and the investor receives a payment at maturity of $777.78 per $1,000 principal amount Note.

$1,000 + ($1,000 x (-30% + 10%) x 1.1111) = $777.78

Selected Purchase Considerations

Appreciation Potential:  The Notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by three, up to the Maximum Total Return on the Notes. The Maximum Total Return on the Notes will be set on the Pricing Date but will not be less than 41.10%. Because the Notes are our senior unsecured debt securities, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Limited Protection Against Loss:  Payment at maturity of the principal amount of the Notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes.

Diversification among Japanese Equities of the Nikkei 225 Index:  The return on the Notes is linked to the performance of the Nikkei 225 Index which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. It is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The mix of components which constitute the Nikkei 225 Index are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan’s industrial structure. See “The Index” in the accompanying product supplement no. REN-4b.

Tax Treatment:  You should review carefully the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. REN-4b and MTN prospectus supplement. The pricing of the Notes is subject to delivery of an opinion of our tax counsel, Sidley Austin LLP, that there exists a reasonable basis to characterize and treat the Notes as pre-paid cash-settled forward contracts linked to the level of the Index for United States federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “United States Federal Income Taxation” in product supplement no. REN-4b and will be based on certain factual representations to be received from us on or prior to the Pricing Date. Assuming this characterization and tax treatment is respected, absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report your gain or loss on the Notes as long-term capital gain or loss if you hold the Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations and tax treatments.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement no. REN-4b and MTN prospectus supplement.

Your investment may result in a loss

You will not receive interest on the Notes and we will not repay to you a fixed amount of principal on the Notes on the maturity date. The payment on the maturity date will depend on the change in the level of the Index and the Maximum Total Return. The Maximum Total Return will not be less than 41.10%. Because the level of the Index is subject to market fluctuations, the payment you receive on the maturity date may be more or less than the $1,000 principal amount Note. You will lose some or all of your investment on the maturity date if the Ending Index Level declines from the Initial Index Level by more than the buffer amount.

Your return is limited and will not reflect the return on a direct investment in the underlying stocks

The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the amount you receive at maturity will never exceed the Maximum Total Return, which will be set on the Pricing Date and represents a predetermined percentage of the principal amount. However, if the level of the Index declines on a percentage basis by more than the buffer, you will realize a percentage decline on the Notes greater than the percentage decline on the Index in excess of the buffer. In addition, you will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks comprising the Index, and your return on the Notes will not reflect the return you would realize if you actually owned the common stocks of the companies included in the Index and received the dividends paid on those stocks.

Your return, which could be negative, may be lower than the return on other debt securities of comparable maturity

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

A trading market for the Notes is not expected to develop and the terms of the Notes may affect the secondary market price of the Notes

The Notes will not be listed on any securities exchange, and we do not expect a trading market for the Notes to develop. The limited trading market for the Notes may adversely affect the price that an investor receives for their Notes if they do not wish to hold their investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide our affiliate MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your Notes in a secondary market transaction is expected to be adversely affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product.

The Index Return for the Notes will not be adjusted for changes in exchange rates

The stocks composing the Index are traded in currencies other than U.S. dollars. The Notes, which are linked to the Index, are denominated in U.S. dollars. The amount payable on the Notes on the maturity date will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Index are denominated and so the return you receive on the Notes may be adversely affected by changes in the relative value of the U.S. dollar and such other currencies.

The trading value of the Notes will be affected by factors that interrelate in complex ways

The effect of one factor may offset the increase in the trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. In addition to certain other factors described in the accompanying product supplement no. REN-4b, these factors include, changes in (i) the level of the Index, (ii) interest rates, (iii) the volatility of the Index, (iv) dividend yields on the stocks included in the Index and (v) the credit rating of ML&Co.

Role of our subsidiary

MLPF&S, our subsidiary, is our agent for the purposes of calculating the Index closing level, the Ending Index Level and the payment on the maturity date. Under certain circumstances, MLPF&S as our subsidiary and due to its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S may also provide a hedge to us against the market risks associated with our obligations under the terms of the Notes and MLPF&S or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in the accompanying product supplement no. REN-4b.

The offering of the Notes may be terminated before the Pricing Date

This term sheet has not been reviewed by our tax counsel, Sidley Austin LLP, and the pricing of the offering of the Notes is subject to delivery by them of an opinion regarding the tax treatment of the Notes as described under “Tax Treatment” above. If our tax counsel does not deliver this opinion prior to the Pricing Date, the offering of the Notes will be terminated.

Historical Information

The following table sets forth the closing level of the Index at the end of each month in the period from January 2002 through June 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	9997.80	8339.94	10783.61	11387.59	16649.82	17383.42

February	10587.83	8363.04	11041.92	11740.60	16205.43	17604.12

March	11024.94	7972.71	11715.39	11668.95	17059.66	17287.65

April	11492.54	7831.42	11761.79	11008.90	16906.23	17400.41

May	11763.70	8424.51	11236.37	11276.59	15467.33	17875.75

June	10621.84	9083.11	11858.87	11584.01	15505.18	18138.36

July	9877.94	9563.21	11325.78	11899.60	15456.81

August	9619.30	10343.55	11081.79	12413.60	16140.76

September	9383.29	10219.05	10823.57	13574.30	16127.58

October	8640.48	10559.59	10771.42	13606.50	16399.39

November	9215.56	10100.57	10899.25	14872.15	16274.33

December	8578.95	10676.64	11488.76	16111.43	17225.83

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

Supplemental Plan of Distribution

ML&Co. is offering the Notes for sale through the efforts of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. and their affiliates (collectively, “JP Morgan”), to clients of JP Morgan on a fixed price basis at an offering price of $1,000 per $1,000 principal amount of Notes or $985 per $1,000 principal amount of Notes to certain trust or other fee based accounts. After the initial public offering, the public offering prices may be changed.

        If the Notes were sold at the prices specified above as of the date of this term sheet, J.P. Morgan Chase Bank, N.A. or J.P. Morgan Securities Inc. would receive a fee of approximately $15 per $1,000 principal amount of Notes in connection with the sale of the Notes with an offering price of $1,000 per $1,000 principal amount of Notes. ML&Co. has agreed to indemnify each of J.P. Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc. against, or to make contributions relating to, certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.